Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 333-261055

ACE Convergence Acquisition Corp. Reminds Shareholders to Vote in Favor of Extension Proposals

WILMINGTON, Del., January 20, 2022—(BUSINESS WIRE)—ACE Convergence Acquisition Corp. (Nasdaq: ACEV) (“ACE” or the “Company”) encourages its shareholders to vote in favor of (i) the proposal to amend its Amended and Restated Memorandum and Articles of Association and (ii) the proposal to amend the Investment Management Trust Agreement, dated as of July 27, 2020, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as trustee ((i) and (ii) collectively, the “Extension Proposals”) to extend the date by which the Company must complete an initial business combination, from January 30, 2022, to July 13, 2022 (the “Extension”).

The 2021 Annual General Meeting of Shareholders of the Company (the “AGM”), which is being held to approve the Extension Proposals (among other things), will be held on January 21, 2022, at 7:00 AM, Pacific Time, and can be observed virtually via the Internet at https://www.cstproxy.com/acev/2022.

The Company’s shareholders of record at the close of business on the record date, November 30, 2021, are entitled to vote the ordinary shares of the Company owned by them at the AGM. Every shareholder’s vote is important, regardless of the number of shares held, and the Company requests the prompt submission of votes. The Company has made arrangements for shareholders to vote by mail, simply by following the instructions on their provided proxy card.

If shareholders have any questions or need assistance with voting or any other matter, please call the Company’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free) or by email at ACEV.info@investor.morrowsodali.com. Banks and brokerages may call (203) 658-9400.

If the Extension is implemented, the Company’s sponsor, ACE Convergence Acquisition LLC (the “Sponsor”), will contribute to the Company as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of the Company that is not redeemed in connection with the shareholder vote to approve the Extension, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the business combination between the Company and Tempo Automation, Inc. and (ii) $1.5 million has been loaned. Each Contribution will be deposited in the trust account established in connection with the Company’s initial public offering within three business days of the beginning of the extended period which such Contribution is for.

About ACE

ACE Convergence Acquisition Corp. (Nasdaq: ACEV) is a $230 million special purpose acquisition company focusing on industrial and enterprise IT and semiconductors. For more information, please visit: http://acev.io/.

Additional Information and Where to Find It

Additional information about the proposed transaction (the “Tempo Transaction”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”) and ACE, including a copy of the merger agreement and investor presentation, was provided in a Current Report on Form 8-K filed by ACE with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021, and is available at www.sec.gov. In connection with the Tempo Transaction, ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of ACE’s ordinary shares in connection with ACE’s solicitation of proxies for the vote by ACE’s shareholders with respect to the Tempo Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Tempo Transaction. After the Registration Statement has been declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Tempo Transaction. ACE will also file other documents regarding the Tempo Transaction with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Tempo Transaction as they become available because they will contain important information about the Tempo Transaction.

Investors and security holders can obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo and ACE, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the SEC on July 6, 2020 (as amended, the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021, and subsequently amended (as amended, the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to ACE with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Tempo Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

ACE and Tempo, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of ACE’s shareholders in respect of the Tempo Transaction. Information about the directors and executive officers of ACE is set forth in ACE’s Form 10-K for the period ended December 31, 2020, as amended. Additional information regarding the identity of all potential participants in the solicitation of proxies to ACE’s shareholders in connection with the proposed Tempo Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is set forth in ACE’s proxy statement. Investors may obtain such information by reading such proxy statement.